

September 30, 2010

Deluxe Corporation
Lee Schram
Chief Executive Officer
3680 Victoria St. N.
Shoreview, MN 55126-2966

> **Re:**   **Deluxe Corporation**
>   **Form 10-K**
>   **Filed February 19, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 11, 2010**
>   **File No. 001-07945**

Dear Mr. Schram:

We have reviewed your responses to the comments in our letter dated September 14, 2010 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 24

Competitive Market Review, page 26

1. We note your response to our prior comment 2. Please provide us with the analysis for your conclusion that you do not benchmark to any of the three compensation surveys appearing in your proxy statement. Refer to Item 402(b)(2)(xiv) of Regulation S-K. However, to the extent that you benchmark against the surveys or similarly situated companies for your retirement program, please confirm that you will identify the companies. If you do not benchmark against the surveys or similarly situated companies for your retirement program, please confirm that you will revise your future filings to clarify this fact.

2. In addition, because it appears that your compensation consultant participated in the preparation of at least two of the three surveys, please explain to us: (1) the role of your compensation consultant in the preparation of the surveys and (2) the reason why it is impossible to list the companies surveyed. We note that the surveys contain data which is derived from individual companies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor